Microsoft Word 10.0.4524;
                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

          [X] Form 10-K or 10-KSB      [ ] Form 20-F      [ ] Form 11-K
          [ ] Form 10-Q                [ ] Form N-SAR     [ ] Form N-CSR

For Period Ended: MARCH 31, 2004

[ ] Transition Report on Form 10-K or 10-KSB [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For the Transition Period Ended:

    READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________________________
________________________________________________________________________________
                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:    Nevada Gold & Casinos, Inc.

Former Name if Applicable:   N/A

Address of Principal Executive Office (Street and Number):

     3040 Post Oak Boulevard, Suite 675

City, State and Zip Code:   Houston, Texas 77056

                                    PART II
                            RULES 12B-25(b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (check box if appropriate)

    [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
    [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
    [ ] (c) The accountant's statement or other exhibit required by rule
            12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)


          The Registrant's Form 10K for its fiscal year ended March 31, 2004 could not be filed within the prescribed time period without unreasonable effort or expense as a result of certain anticipated non-cash audit adjustments. These audit adjustments relate to the Registrant's prior credit facility, certain non-qualified options granted in the fiscal years ended March 31, 2000, March 31, 2001 and March 31, 2002 and their associated costs. On the date hereof, the Registrant has reached a settlement of a dispute with our primary creditor and has executed a new credit facility with such creditor. Our auditors reviewed the terms of the prior credit facility and determined that certain adjustments need to be reflected in prior periods to reflect an increase in the number of fully diluted shares outstanding and non-cash expenses related to the convertible debt portion of the prior credit facility and certain other non-qualified options granted in the fiscal years ended March 31, 2000, March 31, 2001 and March 31, 2002. Additionally, tax deductions to the Registrant in the estimated amount of approximately $4,400,000 related to the exercise of non-qualified options in the fiscal years ended March 31, 2002 and March 31, 2003 were not reflected in the financial statements for prior periods. Adjustments for this deduction will also be reflected in prior periods as an approximate $1,500,000 reduction in tax liability and a corresponding approximate $1,500,000 increase in shareholder equity.



                                      PART IV
                                 OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         CHRISTOPHER C. DOMIJAN           713           621-2245

(2) Have all other periodic reports required under Section 13 or 15(d)of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file the report(s) been filed? If the answer is no, identify report(s).
            [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
            [X]Yes    [ ] No


    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


          The Registrant expects to report a non-cash adjustment to earnings and earnings per share for the fiscal year ended March 31, 2004 and prior fiscal years as a result of the events discussed above. Although Registrant has reasonably estimated the tax deduction described above, a reasonable estimate of the other adjustments discussed cannot be made until the Registrant and the independent auditors complete their review. Financial statements for the fiscal year ended March 31, 2004 and for prior fiscal years will be restated where necessary to reflect such adjustments.

                          NEVADA GOLD & CASINOS, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


         Date: JUNE 30, 2004    By: /S/ CHRISTOPHER C. DOMIJAN
                                   ---------------------------
                                    Christopher C. Domijan
                                    Chief Financial Officer

     INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name title of the person signing the form shall be typed or printed beneath the signature. If the statement is on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (SEE 18 U.S.C. 1001).